PMU News Release #03-12 TSX, AMEX Symbol PMU October 27, 2003

EL DORADO RESOURCE GROWS TO 821,200 OUNCES OF GOLD
INCLUDING 67% INCREASE IN MINITA RESOURCE

Pacific Rim Mining Corp. is very pleased to announce the results of an updated resource estimate for its El Dorado gold project, El Salvador. New resource estimates have been completed for the Minita, Coyotera and Nueva Esperanza veins, incorporating the results to date from Pacific Rim’s ongoing drill program on the El Dorado project, as outlined in the following table:

Minita Vein System
Resource Category	Tonnes (000s)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces
Measured and Indicated	1,599	11.38	70.3	585,200	3,615,400
Inferred	116	9.77	62.8	36,600	235,300
The Minita vein resource is based on a 5.0 g/t gold cutoff

Coyotera Vein
Resource Category	Tonnes (000s)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces
Measured and Indicated	535	9.07	70.7	156,000	1,216,000
Inferred	15	8.29	89.2	4,000	43,000
The Coyotera vein resource is based on a 5.0 g/t gold cutoff

Nueva Esperanza Vein
Resource Category	Tonnes (000s)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces
Indicated	1,083	2.30	14.2	80,000	494,000
Inferred	997	1.34	8.6	43,000	274,000
The Nueva Esperanza vein resource is near surface, potentially open-pitable, and based on a 0.8 g/t gold cutoff

The measured and indicated gold resource on the Minita vein has grown 67% as a result of Pacific Rim’s recently completed step-out drilling program designed to extend the dimensions of the Minita mineralized chute. The Nueva Esperanza and Coyotera resources are the first ever conducted in compliance with National Instrument 43-101 and add significantly to the measured and indicated resource at El Dorado, which now totals 821,200 ounces of gold and 5.3 million ounces of silver.

“The new, larger El Dorado resource is a significant step forward in our goal of becoming a low-cost, intermediate gold producer,” says Tom Shrake, CEO. “The Minita resource comprises high quality ounces, given the vein’s average width of 3 meters, and we are beginning the process of determining and documenting their value while continuing to explore for additional resources. This milestone comes at the same time free cash flow from our 49%-owned Denton-Rawhide gold mine is peaking which will allow us to advance our El Salvador projects in a timely manner.”

Pacific Rim has adopted a two-pronged approach in its continued advancement of the El Dorado gold project. Management believes the grade, tonnage and vein width defined by the new resource estimate are such that the El Dorado gold project has the potential to support a highly profitable, low-cost underground operation. To evaluate this possibility, Pacific Rim intends to conduct a preliminary economic assessment (‘scoping study’) for the El Dorado project in the coming year, and has begun to collect additional data from the project required for this assessment.

Cognisant of the potential market premiums afforded to producers with larger operations, and with a series of high quality vein targets on the El Dorado project remaining to be tested, Pacific Rim will concurrently conduct additional exploration drilling in the search for new chutes of mineralization. Drilling on the San Matias vein in the project’s North District is now in progress, and the Dulce Ana and Graham veins will be drill tested in the coming months.

The results from four new drill holes on the Minita vein (P03-257 through 260) have been received by the Company and incorporated into the database used to calculate the updated resource estimate. The results from these holes effectively defined the limits of the Minita chute above sea level. A complete list of results is available at http://www.pacrim-mining.com/i/pdf/eldorado_drillresults.pdf, and a longitudinal section of the Minita vein resource area is available at http://www.pacrim-mining.com/i/maps/minita-long-section-2.gif.

About Pacific Rim Mining Corp.
Pacific Rim Mining Corp. is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its El Dorado and La Calera gold projects in El Salvador.

Pacific Rim is committed to growth and profitability through the discovery, development and operation of high-grade, low-cost gold mines. The Company’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

National Instrument 43-101 Disclosure
The El Dorado resource estimate was calculated by Mr. Steve Ristorcelli, P.Geo. of Mine Develoment Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to CIM Standards on Mineral Resources and Reserves (August, 2000). Samples were assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are regularly implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this release are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and

Mineral Reserves. Mineral resources are not “reserves” as they have not been demonstrated to be economically and legally extractable. It should not be assumed that all or any part of a resource will ever be converted to a reserve.

A technical report in support of the updated El Dorado resource estimate will be filed with SEDAR on or before November 26, 2003. The report will be co-authored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., both independent Qualified Persons as defined in NI 43-101. The most recently filed technical report for the El Dorado project, entitled “Review of the Eldorado Project, El Salvador” and dated August, 2003, was prepared by Mr. Peter Ronning, P.Eng. and was filed with SEDAR in conjunction with the Company’s 2003 Annual Information Form.

Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

On behalf of the board of directors,

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and, accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.